March 31, 2021

BY EDGAR

Jessica Livingston

Sandra Hunter Berkheimer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Angel Pond Holdings Corp
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 24, 2021
CIK No. 0001842430

Dear Ms. Livingston and Ms. Hunter Berkheimer:

We set forth below the response of Angel Pond Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 29, 2021 with respect to Amendment No. 1 to the draft registration statement on Form S-1 (the “Amended Registration Statement”) submitted on March 24, 2021. We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment.

Amendment No. 1 to Form S-1 filed March 24, 2021

General

1.

We note your disclosure that your sponsor has entered into forward purchase agreements pursuant to which your sponsor has agreed to transfer a total of 1,600,000 founder shares and 1,600,000 private placement warrants to certain third parties contingent upon completion of the initial business combination in exchange for upfront cash payments of $3.00 per share and $1.00 per warrant received prior to the date of this prospectus. Please expand your disclosure on this transaction generally, to include background, identity of the third parties to which you refer, to clarify any redemption rights the third parties may have and what they will get in exchange for their up-front cash in the event the initial business combination doesn’t occur and identify the securities registration exemption on which you rely. Please also file as exhibits to the registration statement the forward purchase agreements.

The Company has revised the disclosure, which can be found on pages 64, 65, 155, 156, and 157 of the updated Amended Registration Statement, as requested. The Company does not believe that any of the third parties have “beneficial ownership” of shares of the Company because they do not have voting or disposition power over the founder shares or private placement warrants, and thus are not required to be disclosed pursuant to the requirements of Item 403 of Regulation S-K. Nevertheless, the Company has been informed by the Sponsor that if one of the third parties, Linden Capital L.P., were to hypothetically obtain beneficial ownership of the founder shares and private placement warrants subject to its forward purchase arrangement as of the date of the Amended Registration Statement, such party would have a level of share ownership in the Company that would need to be disclosed pursuant to that item. Accordingly, although such party does not have beneficial ownership of the Company’s securities that would be required to be disclosed in Amended Registration Statement under Item 403 of Regulation S-K, the Company has elected to disclose the identity of that party in the table on page 155. The Company has not disclosed the identities of any third parties who would not be required to be disclosed pursuant to the requirements of Item 403 of Regulation S-K assuming they hypothetically obtained beneficial ownership of the founder shares and private placement warrants subject to their respective forward purchase arrangements.

The Company does not believe the forward purchase agreements are material to the Company and, accordingly, has not filed the agreements or a form of agreement as exhibits to the registration statement. The Company believes these agreements are not material because the Company is not a party to these agreements, and these agreements do not impact the voting or disposition power of the founder shares prior to the initial business combination, and all of the material terms of the agreements are already included in the revised disclosure on pages 64, 65 and 156.

Notes to Financial Statements

Note 5 - Related Party Transactions

Founders Shares, page F-12

2.

We note you issued founder shares to your Sponsor on January 18, 2021 at an aggregate purchase price of $25,000 (i.e., $0.003 per share). We also note your Sponsor entered into forward purchase arrangements pursuant to which they agreed to transfer a total of 1,600,000 founder shares and 1,600,000 private placement warrants to certain third parties contingent upon completion of the initial business combination in exchange for upfront cash payments of $3.00 per share and $1.00 per warrant received prior to the date of this prospectus (as discussed on pages 64-65 and 156). Please address the following:

•

Revise your disclosure to specify the date the Sponsor entered into the forward purchase arrangements, quantify the aggregate proceeds received by the Sponsor, and clarify if the transaction was at arms-length or with a related party.

•

Reconcile the forward purchase agreement with your disclosure in the second paragraph (on page F-13) that “the Sponsor has agreed not to transfer, assign or sell any of its Founder Shares until …, “ or revise as necessary.

•

Tell us how the forward purchase agreement impacted the initial valuation of your founder shares (i.e., $0.003 per share). If there was no impact or consideration in your initial valuation, explain the reasons why there was no consideration given.

The Company has revised the disclosure, which can be found on pages 64, 65, 155, 156, and 157 of the updated Amended Registration Statement, as requested.

Additionally, the restrictions on the Sponsor’s ability to “transfer, assign or sell any of its Founder Shares” commence upon the execution of the letter agreement (the form of which was filed as Exhibit 10.1 to the Registration Statement). Any transfer, assignment or sale in connection with the forward purchase arrangements has already occurred or, if conducted after the execution of the letter agreement, will take place only after the relevant restrictions under the letter agreement no longer apply or subject to certain exceptions enumerated in the letter agreement.

Further, the initial valuation of the Company’s founder shares was completed prior to the execution of the forward purchase agreements (as disclosed on page 159, the valuation was conducted as of the date of the initial subscription of the shares). Accordingly, no further consideration was given to events occurring after the initial valuation.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman or Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Theodore T. Wang
Theodore T. Wang
Chairman and Chief Executive Officer

cc:	Pearl Yuan-Garg

            Angel Pond Holdings Corporation

Adam J. Brenneman

Nicolas Grabar

            Cleary Gottlieb Steen & Hamilton LLP

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